Alternative Energy and Environmental Solutions, Inc.
159 North State Street
Newtown, PA 18940

March 28, 2011

U.S. Securities & Exchange Commission
Office of Small Business
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Alternative Energy and Environmental Solutions, Inc. Form S-1 Registration Statement (the “Registration Statement”) Filed February 24, 2011 File No. 333-170118

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Alternative Energy and Environmental Solutions, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 12:00 P.M. on March 30, 2011, or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Alternative Energy Environment Solutions, Inc.

By:           /s/ Scott Williams
Scott Williams
President and Chief Executive Officer